This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.

The information in this free writing prospectus is preliminary and is subject to completion or change.

The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

This free writing prospectus is being delivered to you solely to provide you with information about the offering of the securities referred to in this free writing prospectus and to solicit an indication of interest in purchasing such securities, when, as and if issued. Any such indication will not constitute a contractual commitment by you to purchase any of the securities until the offering has been priced and we have advised you of and confirmed the allocation of securities to be made to you. You may withdraw you indication of interest at any time prior to the notice of allocation. The issuer is not obligated to issue such security or any similar security and the underwriter’s obligation to deliver such security is subject to the terms and conditions of the underwriting agreement with the issuer and the availability of such security when, as and if issued by the issuer. You are advised that the terms of the securities, and the characteristics of the mortgage loan pool backing them, may change (due, among other things, to the possibility that mortgage loans that comprise the pool may become delinquent or defaulted or may be removed or replaced and that similar or different mortgage loans may be added to the pool, and that one or more classes of certificates may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus. You are advised that securities may not be issued that have the characteristics described in these materials. The underwriter’s obligation to sell such securities to you is conditioned on the mortgage loans and certificates having the characteristics described in these materials. If for any reason the issuer does not deliver such certificates, the underwriter will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and none of the issuer nor any underwriter will be liable for any costs or damages whatsoever arising from or related to such non-delivery.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. In addition, you may get the prospectus for free by visiting our website at http://www.ubs.com/regulationab. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-(877) 867-2654.

AUTOMATICALLY GENERATED E-MAIL DISCLAIMERS
Any disclaimer appearing at the bottom of the email communication to which this free writing prospectus is attached stating either of the following (or any derivative thereof):

(1) that these materials contain confidential information; or
(2) that the sender does not accept liability relating to the accuracy or completeness of these materials; or
(3) that these materials do not constitute a solicitation or an offer to buy or sell securities in each case, is not applicable to these materials and should be disregarded. Such disclaimers have been automatically generated as a result of these materials having been sent via e-mail or another system such as Bloomberg.

MASTR Asset Securitization Trust 2007-1

Base Pricing Assumptions
Investor Settlement 1st Pay Date Deal Close Collateral Cut-Off	10/30/2007 11/25/2007 10/29/2007 10/1/2007	Pricing Speed	300 PSA

Class Summary(1)(3)
Class Designation	Class Principal Balance	Initial Pass- Through Rate	Principal Type	Interest Type	Loss Priority	Average Life(2)	Payment Wlndow(2)	Start Accrual Period	Daycount	Payment Delay
Loan Pool 1
1PT1 1PT2 1PT3 1 PT4	$14,436,214 $47,081,883 $63,392,596 $185,079,261	5.50 6.00 6.25 6.50	Pass-Through Pass-Through Pass-Through Pass-Through	Fixed Fixed Fixed Fixed	Senior Senior Senior Senior	4.78 5.32 5.46 5.55	Nov07-Jul37 Nov07-Aug37 Nov07-Aug37 Nov07 - Oct37	1-Oct-07 1-Oct-07 1-Oct-07 1-Oct-07	30/360 30/360 30/360 30/360	24 24 24 24
Loan Pool 2
2PT1 2PT2 2PT3	$6,222,937 $19,582,861 $12,009,127	5.50 6.00 6.50	Pass-Through Pass-Through Pass-Through	Fixed Fixed Fixed	Senior Senior Senior	4.14 4.29 4.33	Nov07-Aug22 Nov07-Aug22 Nov07-Sep22	1-Oct-07 1-Oct-07 1-Oct-07	30/360 30/360 30/360	24 24 24
Non-Offered Classes
PO 10 SUBS	$136,773 $9,482,805 $12,619,649	0.00 6.00 6.30	Principal Only Interest Only Subordinate	N/A Fixed WAC	Senior Senior Subordinate	4.49 5.67 10.37	Nov07-Apr36 Nov07 - Oct37 Nov07-Oct37	1-Oct-07 1-Oct-07 1-Oct-07	30/360 30/360 30/360	24 24 24

(1)

Approximate, subject to +/- 10% Variance

(2)

Base Pricing Assumptions

(3)

Offered Classes will be rated AAA or Aaa by two of S&P, Moodys, or Fitch

_________________________________________________

Description Of Securities

Master Servicer:

Wells Fargo Bank, N.A.

Final Scheduled Distribution Date:

11/25/2037

External Credit Enhancement Provider:

N/A

Senior/Sub Distribution Amount:

Standard 5 year Shifting Interest Structure
Subs locked out for 5 years, followed annually by 30%, 40%, 60%, 80%, 100% of their pro rata share of prepayment

Approximate Subordinate Percentage:

3.50%, +/-1.00%

Optional Cleanup-Call %:

10%

Senior Principal Distribution Amount:

Groups 1, 2, 3, and 4 are Ratio Stripped from Loan Pool 1 to a 5.50%, 6.00%, 6.25% and 6.50% Pass-Through Rate, respect
Pay the Group 1 Senior PDA Amount to 1 PT1
Pay the Group 2 Senior PDA Amount to 1 PT2
Pay the Group 3 Senior PDA Amount to 1 PT3
Pay the Group 4 Senior PDA Amount to 1 PT4

Groups 5, 6, and 7 are Ratio Stripped from Loan Pool 2 to a 5.50%, 6.00%, 6.50% Pass-Through Rate, respectively
Pay the Group 5 Senior PDA Amount to 2PT1
Pay the Group 6 Senior PDA Amount to 2PT2
Pay the Group 7 Senior PDA Amount to 2PT3